Filed by Nuveen Select Tax-Free Income Portfolio

(Commission File No. 333-288619)

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Nuveen California Select Tax-Free Income Portfolio (NXC)

Nuveen Select Tax-Free Income Portfolio (NXP)

ANNUAL MEETING OF SHAREHOLDERS

IMPORTANT SHAREHOLDER INFORMATION

Please vote promptly

VOTING IS QUICK AND EASY

Dear Shareholder:

We recently sent you proxy materials concerning important proposals regarding your investment, which were considered at the Annual Meeting of Shareholders on November 14, 2025. The meeting has adjourned until December 18, 2025 to allow shareholders more time to vote. This letter was sent to you because you held shares on the record date and we have not received your vote.

Your vote is critical to this process. Please vote as soon as possible.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Mark L. Winget

Vice President and Secretary

The Nuveen Closed-End Funds

Vote by one of these four options:

Vote Online Visit the website noted on the enclosed proxy card and follow the instructions	Vote by Mail Mail your signed proxy card(s) in the postage-paid envelope

Vote by Phone	Speak with a Proxy Specialist
Call the toll-free number printed on the enclosed proxy card and follow the automated instructions. Available 7 days a week 24 hours a day.	Call 1-877-325-6510 with any questions. Specialists can assist with voting. Available Mon-Fri from 9 a.m. – 11 p.m. ET and Sat from noon – 6 p.m. ET